ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 13, 2004

04054036

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

RECEIVED
2004 DEC 21 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

dlw 1/5

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
13 December 2004 – (ASX Announcement & Media Release – Bay Courant well)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

13 December 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

Bay Courant confirmed as an oil discovery

Electric logs have confirmed the Bourg Sand Interval (first objective) to be oil productive in the SL 17316 #1 well at Bay Courant. The operator is presently running 5 and 1/2 inch production casing.

The Boug Sand logged approximately 12 feet of net pay. The Pelican Sand Interval between 12,075 and 12,092 feet and Duval Sand interval between 12,687 and 12,695 feet had hydrocarbon shows however these are non productive based on electric logs. Initial interpretation suggests these sands to be structurally low to prognosis and further evaluation of these intervals to determine an optimum structural location to site a future well will be undertaken.

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Majors have expressed an interest in farming into the lease for a deep test.



(TODCO Barge Rig, South Louisiana, courtesy www.carlmaples.com)

The Bay Courant Project is located in the intracoastal State waters, Lafourche Parish, South Louisiana.

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent once payout has been achieved. FAR is the only listed entity participating in the project with other interests held by North American entities.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au